

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Ramsey Alloush
General Counsel
Journey Medical Corporation
9237 E Via de Ventura Blvd., Suite 105
Scottsdale, AZ 85258

      Re: Journey Medical Corporation
              Registration Statement on Form S-3
              Filed December 30, 2022
              File No. 333-269079

Dear Ramsey Alloush:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: David S. Wolpa